Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

June 7, 2017

VIA EDGAR TRANSMISSION

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	TPG Pace Holdings Corp. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 12, 2017 CIK No. 0001698991

Dear Mr. Spirgel:

On behalf of our client, TPG Pace Holdings Corp., a Cayman Islands exempted company (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 21, 2017, relating to Amendment No. 1 to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001698991) confidentially submitted with the Commission on April 12, 2017. We are concurrently submitting via EDGAR the Company’s initial filing of the registration statement on Form S-1 (the “Registration Statement”). The changes reflected in the Registration Statement include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of the Registration Statement, including copies marked to show the changes from the version confidentially submitted on April 12, 2017.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such response are to the Registration Statement.

Larry Spirgel

Securities and Exchange Commission

June 7, 2017

The Offering

1.	We note the new redemption feature of the warrants whereby the company may redeem the public warrants for Class A ordinary shares based upon the “fair market value” of the Class A ordinary shares. Please disclose here and in the description of the public warrants on page 125 the purpose and effect of this redemption feature and that this warrant redemption feature differs from warrant redemption features used in other blank check offerings. Disclose when and why the company would redeem the public warrants in this manner. Explain how the “redemption price” will be determined. Clarify in the introductory information preceding the table on page 127 that the numbers in the table represent the “redemption price” that will be used to determine the number of Class A ordinary shares a warrant holder will receive upon redemption. Provide an example to illustrate the operation of the redemption feature. Lastly, clarify why the company can redeem the warrants when the Class A ordinary shares are trading at a price starting at $10, which is below the exercise price of $11.50. Please highlight this fact and discuss the negative implications to the warrant holders. We may have further comments once you have filled in the table.

The Company respectfully advises the Staff that the purpose and effect of the new redemption feature of the warrants is to provide the warrants with an additional liquidity feature, which provides the Company with the flexibility to redeem the warrants for Class A ordinary shares, instead of cash, for fair value without the warrants having to reach the $18.00 per share threshold. Holders of the public warrants (other than the Company’s officers and directors) will, in effect, receive a premium for their warrants, based on the “redemption price” as determined pursuant to the table, and the Company will be provided with an additional option by which to redeem warrants, for Class A ordinary shares, and therefore have certainty as to (i) its capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed and (ii) to the cash provided by the exercise of the warrants. The officers and directors of the Company who hold the public warrants will only receive fair market value (i.e. the last reported sale price for the warrants on the redemption date) for their warrants. This redemption feature will allow the Company to quickly proceed with a redemption of the warrants for Class A ordinary shares if it determines it is in its best interest to do so. See pages 126, 127 and 128 of the Registration Statement for related disclosure.

The “redemption prices” to be included in the table will be calculated using the Black-Scholes option pricing model, which values the warrants based on the applicable redemption date (such date being the period until expiration of the warrants), which value is calculated into a number of shares based on the fair market value of the Class A ordinary shares (calculated based on the average reported last sale price of Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants) and an assumed volatility rate, which was based on the stock price volatility of a sampling of various companies, including existing special purpose acquisition companies, with warrants outstanding. See page 126 of the Registration Statement for related disclosure.

Larry Spirgel

Securities and Exchange Commission

June 7, 2017

The Company would redeem the warrants in this manner when it determines it is in its best interests and those of its stockholders to redeem the warrants using this redemption feature, even if the Class A shares are trading below the exercise price, due to the certainty it provides in terms of the Company’s capitalization and cash balances. In addition, the Company has disclosed the negative implications of the warrant redemption feature to the holders. See pages 127 and 128 of the Registration Statement for related disclosure.

*        *        *         *        *

Please contact the undersigned at (212) 310-8971 if you have any questions or need further information.

Sincerely yours, /s/ Alexander D. Lynch Alexander D. Lynch

cc:

Karl Peterson

President and Chief Executive Officer

TPG Pace Holdings Corp.

Robert Shapiro, Senior Staff Accountant

Robert Littlepage, Accountant Branch Chief

Joshua Shainess, Attorney-Adviser

Kathleen Krebs, Special Counsel

Securities and Exchange Commission

Gregg A. Noel

Michael J. Mies

Skadden, Arps, Slate, Meagher & Flom LLP

3